UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2021

GOOD WORKS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39126	85-1614529
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

4265 San Felipe, Suite 603

Houston, Texas 77027

(Address of principal executive offices)

(713) 468-2717

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.001 per share	GWAC	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per whole share	GWACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On July 12, 2021, Good Works Acquisition Corp. (the “Company”) and Cipher Mining Technologies Inc., (“Cipher Mining”), jointly announced that the Company filed an amended Registration Statement on Form S-4 in connection with Good Works’ proposed acquisition of Cipher Mining, and that a key element of the amended Form S-4 is an agreement by Bitfury Top HoldCo B.V. (“Bitfury”), the current parent company of Cipher Mining, to amend its contribution to the PIPE financing for the proposed transaction to $50 million in cash, which will serve to further strengthen Cipher Mining’s balance sheet. Previously, Bitfury’s participation in the PIPE financing was to be an in-kind investment in the form of a credit for future purchases by Cipher Mining of operating services and equipment.

The Company and Cipher Mining also announced that Cipher Mining has entered into separate contracts with three providers of hosting capacity that are expected to accommodate approximately 910 megawatts (“MW”) of power capacity by the end of 2026 for Cipher Mining’s planned Bitcoin mining operations. Specifically, Cipher Mining signed a hosting agreement with Standard Power to provide a total mining capacity of at least 200MW; and power purchase agreements with Luminant ET Services Company LLC to supply 200MW to 210MW; and with WindHQ to supply 110MW by December 31, 2022, with sequential increases to 500MW by December 31, 2026. The agreements also provide for necessary infrastructure, sites for planned data centers, and other resources as more fully described in the amended Form S-4.

A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing disclosure is qualified by the full text of the press release.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated July 12, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2021

GOOD WORKS ACQUISITION CORP.

By:	/s/ Fred Zeidman
Name:	Fred Zeidman
Title:	Chief Executive Officer and Co-Chairman

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